SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006; or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

RELIV' INTERNATIONAL, INC.
401(k) PLAN
(Full Title of Plan)

RELIV’ INTERNATIONAL, INC.
(Name of Issuer of the Securities held Pursuant to the Plan)

Commission File No. 1-11768
Delaware	37-1172197
(State or other jurisdiction of	(I.R.S. Employer Identification Number)
incorporation or organization)

136 Chesterfield Industrial Boulevard, Chesterfield, Missouri 63005
(Address of principal executive offices) (Zip Code)

(636) 537-9715
(Registrant's telephone number, including area code)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized

Dated: June 26, 2007	RELIV’ INTERNATIONAL, INC. 401(k) PLAN

	By:	/s/ Stephen M. Merrick
Stephen M. Merrick, Senior Vice President
of Reliv’ International, Inc., Trustee

Reliv International, Inc. 401(k) Plan

Financial Statements and
Supplemental Schedules

Years Ended December 31, 2006 and 2005

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11
Schedule H, Line 4a - Delinquent Participant Contributions for the
Year Ended December 31, 2006	12

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Reliv International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Reliv International, Inc. 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2006, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 21, 2007

Reliv International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Cash	$33,826	$41,323
Investments, at fair value:
Mutual funds	5,606,671	4,132,438
Reliv International, Inc. stock	10,362,348	8,417,584
Collective investment trust	539,681	787,826
Participant notes receivable	245,976	134,043
Total investments	16,754,676	13,471,891

Total assets	16,788,502	13,513,214

Liabilities
Excess contributions payable	7,299	–
Total liabilities	7,299	–

Net assets reflecting all investments at fair value	16,781,203	13,513,214

Adjustments from fair value to contract value for
investment in collective trust relating to fully
benefit-responsive investment contracts	5,984	9,949
Net assets available for benefits	$16,787,187	$13,523,163

See accompanying notes.

Reliv International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2006	2005
Additions
Investment income (loss):
Net realized and unrealized (depreciation)
appreciation in fair value of investments	$(5,497,545)	$2,904,978
Interest and dividends	499,971	229,430
	(4,997,574)	3,134,408

Contributions:
Employer	283,301	384,157
Participants	560,758	534,198
Rollovers	8,279,638	–
	9,123,697	918,355

Total additions	4,126,123	4,052,763

Deductions
Benefits paid to participants	823,852	391,975
Administrative expenses	38,247	20,808
Total deductions	862,099	412,783

Net increase in net assets available for benefits	3,264,024	3,639,980

Net assets available for benefits:
Beginning of year	13,523,163	9,883,183
End of year	$16,787,187	$13,523,163

See accompanying notes.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

The following description of the Reliv International, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan was amended and restated on January 1, 2004.

General

The Plan is a defined contribution plan covering all eligible employees of Reliv International, Inc. (the Company) who have completed one year of service and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective August 1, 2005, the Plan changed asset custodians from Mid Atlantic Capital Corporation to Charles Schwab Trust Company.

Contributions

Each year, participants may contribute from 1% to 50% of eligible compensation as defined in the Plan. The Plan provides for discretionary matching contributions. During the year ended December 31, 2005, the Company contributed on behalf of each participant an amount equal to 75% of the first 15% of the participant’s compensation deferral. Effective January 1, 2006, the Company changed its discretionary matching contribution on behalf of each participant to 50% of the first 15% of the participant’s compensation deferrals. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limitations. Excess contributions of $7,299 relating to plan year 2006 were payable at December 31, 2006. There were no excess contributions relating to plan year 2005.

Upon enrollment, a participant may direct employee contributions and any allocated company contributions to any of the Plan’s investment options, which include company stock and various mutual funds.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the company matching contributions plus actual earnings thereon is based on years of continuous service, as defined. A participant vests 20% per year starting with his or her second year of service and is fully vested after six years of continuous service. Forfeitures arising from nonvested accounts at the time of termination are used to reduce subsequent company contributions to the Plan.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings and is charged with an allocation of administrative expenses if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions. Terminated employees may pay off the loan in full at the time of separation or they may receive a deemed distribution.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, the purchase of an annuity (as defined), or annual installments.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value as determined by the custodian. The shares of the Company’s stock are valued at the closing price as quoted on the NASDAQ for the last business day of the year. Shares in mutual funds are valued at the closing price for the last business day of the year. Participant loans are valued at cost, which approximates fair market value.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Effective January 1, 2006, with a corresponding retrospective application and presentation of the 2005 financial statements, the Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). Under this pronouncement, units of collective investment trust in the Federated Capital Preservation Fund (FCP) (a stable value fund) are presented at fair value because the fund invests in fully benefit-responsive investment contracts. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The difference between FCP’s fair value versus FCP’s valuation at contract value on the last business day of the year is presented as an increase or decrease to net plan assets available for benefits. FCP’s net investment income is credited monthly based on the aggregate contract yield of the underlying investments. FCP’s total return was 4.06% and 3.59% for the years ended December 31, 2006 and 2005, respectively. The adoption of the FSP had no effect on the statement of changes in net assets available for benefits for any period presented.

Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Expenses of the Plan are paid by the Company, except for participant loan and record-keeping fees which are charged to the applicable participants.

Forfeitures

Forfeitures of nonvested participant accounts are used to reduce future employer contributions. Forfeited amounts available for future use were $6,564 and $7,101 at December 31, 2006 and 2005, respectively. Forfeitures used to offset employer contributions amounted to $735 and $17,217 during the years ended December 31, 2006 and 2005, respectively.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

All investments are participant-directed.

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2006 and 2005, are summarized as follows:

	December 31
	2006	2005
Investments in company stock:
Reliv International, Inc.	$10,362,348	$8,417,584
Mutual funds:
Growth Fund of America	1,071,392	854,026
EuroPacific Growth Fund	1,044,510	Less than 5%
Collective investment trust:
Federated Capital Preservation Fund	Less than 5%	787,826

During the years ended December 31, 2006 and 2005, the Plan’s investments (including investments bought, sold, and held during the year) fluctuated in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value for the Year Ended December 31
	2006	2005

Mutual funds	$334,840	$93,788
Reliv International, Inc. common stock	(5,832,385)	2,811,190
	$(5,497,545)	$2,904,978

Total cash dividends related to the Reliv International, Inc. company stock were $118,724 and $61,312 during the years ended December 31, 2006 and 2005, respectively.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 7, 2001, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the Code), and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2006-6 and Announcement 2001-77, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Prohibited Transaction - Late Remittance

In December 2006, the Plan inadvertently engaged in a prohibited transaction by late remittance of a single participant deferral ($990) which is an operational deficiency in the Plan’s compliance with the applicable qualification sections of the Internal Revenue Code. The effects of the transaction have been corrected in accordance with the procedures prescribed by the IRS, and management does not believe there is any effect on the Plan’s financial position. In addition, the participant’s account was credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

8. Rollover Contribution

In January 2006, an existing plan participant executed a rollover contribution to the Plan consisting of 591,015 shares of Reliv International, Inc. common stock with a current value at rollover of $8.27 million. At December 31, 2006, the current value of these shares was $5.13 million, representing an unrealized loss in the fair value of these shares of $3.14 million for the year ended December 31, 2006.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

8. Rollover Contribution (continued)

In April 2007, this plan participant reached Normal Retirement Age, as defined, and initiated to the Plan a request for distribution of the same 591,015 shares of Reliv International, Inc. common stock. This distribution was made in May 2007 at a current value of approximately
$5.7 million.

In May 2007, this plan participant initiated to the Plan a second request for distribution of approximately 97,000 shares of Reliv International, Inc. common stock having a fair value of $0.8 million at December 31, 2006. This distribution was made in May 2007 at a current value of approximately $1.0 million.

This series of activities represent party-in-interest transactions, as the participant is a trustee of the Plan and is also an employee, officer, director, and a 10% or more shareholder of the plan sponsor.

9. Reconciliation of Financial Statements With Form 5500

The following is a reconciliation of the contributions, net assets available for benefits, and collective investment trust assets per the 2006 financial statements to the related Form 5500.

December 31,
2006

Net assets available for benefits per the financial statements	$16,787,187
Excess contributions payable	7,299
Net assets available for benefits per Form 5500	$16,794,486

Year Ended
December 31,
2006

Participant contributions per the financial statements	$560,758
2006 excess contributions	7,299
Participant contributions per Form 5500	$568,057

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements With Form 5500 (continued)

	December 31
	2006	2005

Collective investment trust per the financial statements	$539,681	$787,826
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	5,984	9,949
Collective investment trust per Form 5500	$545,665	$797,775

Supplemental Schedules

Reliv International, Inc. 401(k) Plan

EIN #37-1172197 Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2006

		Current
Identify of Issuer	Description of Investment	Value

PIMCO Total Return, Admin. Class	58,648.419 shares, mutual fund	$608,771
American Beacon Small Cap Val. Pln.	18,997.510 shares, mutual fund	402,747
Dreyfus S&P 500 Index Fund	10,466.799 shares, mutual fund	418,672
The Growth Fund of America – R4	32,804.421 shares, mutual fund	1,071,392
Turner Midcap Growth Fund	9,524.933 shares, mutual fund	278,223
EuroPacific Growth Fund – R4	22,716.625 shares, mutual fund	1,044,510
Cohen & Steers Realty Focus	7,787.636 shares, mutual fund	544,356
Trendstar Small-Cap Fund	24,946.699 shares, mutual fund	300,109
Lord Abbett Mid Cap Value Fund	12,200.965 shares, mutual fund	273,302
Vanguard Windsor II Admiral Shs.	10,773.035 shares, mutual fund	664,589
Federated Capital Preservation Fund	54,566.496 units, collective
	investment trust	545,665
Reliv International, Inc.*	1,194,106 shares of company stock	10,362,348
Various participants*	Participant loans, interest rates of
	5% to 10.5%, maturing between
	2007 and 2036	245,976
		$16,760,660

*Represents a party-in-interest to the Plan.

Reliv International, Inc. 401(k) Plan

EIN #37-1172197 Plan #002

Schedule H, Line 4a – Delinquent Participant Contributions

Year Ended December 31, 2006

Question 4a, “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

	Relationship to Plan, Employer,
Identity of Party Involved	or Other Party in Interest	Description of Transactions	Amount

Reliv International, Inc.	Employer/plan sponsor	A participant contribution for one employee was not funded within the time period pre-scribed by the D.O.L. Regulation 2510.3-102.	$990
		The December 15, 2006, participant contribution of $990 was deposited on January 26, 2007.

INDEX TO EXHIBIT

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm